U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON DC 20549

                            Form 12-b-25
                     NOTIFICATION OF LATE FILING


{X} Form 10-KSB{  } Form 20-F{  } Form 11-K{  } Form 10-Q{  } Form N-SAR

For the Year ended December 31, 1996

     {  } Transition Report on Form 10-K
     {  } Transition Report on Form 20-F
     {  } Transition Report on Form 11-K
     {  } Transition Report on Form 10-Q
     {  } Transition Report on Form N-SAR
For the transition period ended:

      Read  Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above,
identify     the     Item(s)     to    which     the     notification
relates:


Part I - Registrant Information


     Full name of registrant: Western Fidelity Funding, Inc.

     Former name if applicable:
     Address of Principal Executive Office (Street and Number)
     4704 Harlan Street, Suite 260, Denver, Colorado  80212


Part II - Rules 12-(b)-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed (Check box if appropriate).

{X} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
{X}       (b)    The   subject  annual  report,  semi-annual  report,
          transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed date;


{X}       (c)   The  accountant's statement or other exhibit required
          by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


The Company does not have all information available at this time to complete the audit of the annual financial statements, specifically, the static pool analysis is not currently available. Due to the time and effort involved to compile the information, there is insufficient time to complete the Form 10-KSB. Management believes that the Form 10-KSB will be filed by April 15, 1997.


Part IV - Other information


(1) Name and telephone number of person to contact in regard to this notification

     Gene Osborn, President                  (303) 477-8404

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of ;1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     {X}  Yes  {  }  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     {X}  Yes  {  }  No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements to be included in Form 10-KSB should approximate the following results of operations:

                                              Year Ended December 31,
                                                  1995        1996
     Assets                                  $25,113,883     $28,834,138
     Equity (deficit)                        $ 4,809,782     $(1,600,000)
     Net income (loss)                       $   633,917     $(6,400,000)


Western Fidelity Funding, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 1997                    By:  /s/ Gene Osborn









                              March 31, 1997



U.S. Securities and Exchange Commission
Washington DC  20549

Dear Sir/Madam:

I have read Form 12b-25 for Western Fidelity Funding, Inc. for a 15 day extension on its Form 10-KSB and I concur with the Part III narrative.

                              Sincerely,


                              /s/ David J. Steiner, Principal
                              David J. Steiner, Principal
                              Ehrhardt Keefe Steiner & Hottman PC

SLS/ccb
Enclosures